SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

637277104

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

                 (310) 966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637277104	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,174,383[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 97,450[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,174,383[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 97,450[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.36%[3]
14	TYPE OF REPORTING PERSON* IA

1Because Riley Investment Management LLC has sole investment and voting power over 1,174,383 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2Riley Investment Management LLC has shared voting and dispositive power over 97,450 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,174,383
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,174,383
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.36%[1]
14	TYPE OF REPORTING PERSON* PN

1Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 637277104	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 25,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%[1]
14	TYPE OF REPORTING PERSON* EP

1Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,199,383[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 97,950[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,199,383[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 97,950[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.60%[3]
14	TYPE OF REPORTING PERSON* IN

1Includes 1,174,383 shares of Common Stock owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,174,383 shares owned of record by SACC Partners LP.  Also, includes 500 shares of Common Stock owned by B. Riley & Co., Inc. Also, includes 25,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned of record by B. Riley & Co. Retirement Trust.

2Riley Investment Management LLC has shared voting and dispositive power over 97,450 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.  B. Riley & Co., Inc. has voting and dispositive power over 500 shares of Common Stock. Although Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc., Mr. Riley disclaims beneficial ownership of these shares.

3Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 7 of 8 Pages

Item 5.

Interest in Securities of the Issuer

Item 5 is amended to read as follows:

(a)

SACC owns 1,174,383 shares of Common Stock.  Because RIM has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of SACC, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 1,174,383 shares owned of record by SACC, which represent approximately 11.36% of the outstanding Common Stock.

One of RIM’s clients owns 97,450 shares of Common Stock.  Although RIM, and Mr. Riley, in his role as sole manager of RIM, maintain shared voting and investment power over the 97,450 shares of Common Stock, RIM and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.94% of the outstanding Common Stock.

BRC owns 500 shares of Common Stock.  Although Mr. Riley is the controlling shareholder and Chairman of BRC, Mr. Riley disclaims beneficial ownership of these shares.

BRCRT owns 25,000 shares of Common Stock.  Because Mr. Riley, in his role as Trustee, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned of record by BRCRT, which represent approximately 0.24% of the outstanding Common Stock.

 (b)

Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC, BRC and BRCRT.

(c)

Transactions effected in Common Stock that have taken place since the most recent Schedule 13D filing dated October 2, 2006 are as follows:

	Transaction Code	Quantity	Trade Date	Price
SACC	Buy	97,700	10/13/2006	$3.1300
	Buy	10,000	11/30/2006	$3.3982
RIM	Buy	8,300	10/13/2006	$3.1300

(d)

As the beneficial owner of 97,450 shares of the Issuer’s Common Stock, RIM’s clients referenced to above are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to read as follows:

One of Riley Investment Management LLC’s clients owns 97,450 shares of Common Stock. Under the agreement between this client and Riley Investment Management LLC, Riley Investment Management LLC acts as a discretionary investment advisor and directs the client’s investment in National R.V. Holdings Inc., but the client can alter the actions taken.  Riley Investment Management, LLC and Mr. Riley disclaims beneficial ownership in these 97,450 shares.

CUSIP No. 637277104	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2006

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley